NEWS RELEASE

Media Contact:	Investor Contact:
Gia L. Oei, 603-929-2489	Carolyn Miller, 603-929-2381
E-mail: Gia.Oei@nh.fishersci.com	E-mail: Carolyn.Miller@nh.fishersci.com

Fisher Scientific Announces Results of Apogent Exchange Offers

HAMPTON, N.H., Aug. 3, 2004 — Fisher Scientific International Inc. (NYSE: FSH) announced today the expiration and results of the offer by Apogent Technologies Inc., its wholly owned subsidiary, to exchange up to $345 million of Apogent’s Floating Rate Senior Convertible Contingent Debt Securities due 2033 for a like principal amount of Floating Rate Convertible Senior Debentures due 2033 and the concurrent offer by Apogent to exchange up to $300 million of Apogent’s 2.25 percent Senior Convertible Contingent Debt Securities due 2021 for a like principal amount of 2.25 percent Convertible Senior Debentures due 2021. Both exchange offers expired at 5 p.m. Eastern Daylight Time (EDT) on Aug. 2, 2004.

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Fisher Announces Results of Apogent Exchange Offers — 2

     As of 5 p.m. EDT on Aug. 2, 2004, $344.55 million aggregate principal amount representing 99.9 percent of the outstanding principal amount of the Floating Rate Senior Convertible Contingent Debt Securities and approximately $298.84 million aggregate principal amount representing approximately 99.6 percent of the outstanding principal amount of the 2.25 percent Senior Convertible Contingent Debt Securities had been tendered for exchange. Apogent has accepted all tendered Convertible Contingent Debt Securities and, in exchange, will issue a like principal amount of Floating Rate Convertible Senior Debentures and 2.25 percent Convertible Senior Debentures and pay an exchange fee of 0.50 percent of the principal amount of the Convertible Contingent Debt Securities tendered. Apogent will also pay a consent fee relating to the Floating Rate Senior Convertible Contingent Debt Securities exchange offer of 0.60 percent of the principal amount of Floating Rate Convertible Contingent Debt Securities tendered. Neither Fisher nor Apogent will receive any proceeds from the issuance of the new Convertible Senior Debentures in the exchange offers. The closing of the exchange offers is expected to occur today.

     Goldman, Sachs & Co. served as dealer manager, Innisfree M&A Incorporated was the information agent, and The Bank of New York was the exchange agent for the exchange offers.

About Fisher Scientific International Inc.

As a world leader in serving science, Fisher Scientific International Inc. (NYSE: FSH) offers more than 600,000 products and services to more than 350,000 customers located in approximately 145 countries. Fisher’s customers include pharmaceutical and biotech companies; colleges and universities; medical-research institutions; hospitals and reference labs; quality-control, process-control and R&D labs in various industries; as well as government and first responders. As a result of its broad product offering, electronic-commerce capabilities and integrated global logistics network, Fisher serves as a one-stop source of products, services and global solutions for its customers. The company primarily serves the scientific-research, clinical-laboratory and safety markets. Additional information about Fisher is available on the company’s Web site at www.fisherscientific.com.

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